

March 30, 2012

<u>Via E-Mail</u>

Elizabeth Fei Chen, Esq.
Pryor Cashman LLP
7 Times Square
New York, NY 10036

      Re: BEFUT International Co., Ltd.
             Amendment No. 1 to Schedule 13E-3 filed March 23, 2012
             File No. 5-82445

Dear Ms. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Disclosure Statement

Background of the Reverse/Forward Stock Split, page 4

1. We note the disclosure that the board decided not to engage any financial advisor. Please revise to describe the board's reasons for deciding not to engage a financial advisor.

2. Please briefly describe why the board decided on the particular ratio of 1 for 150.

Effects of the Reverse/Forward Stock Split, page 5

3. We note your response to comment 14 in our letter dated March 12, 2012. Please revise to specifically describe the effects of the reverse/forward stock split on the

filing persons and management. For example, the filing persons will continue to be controlling stockholders after the transaction, management will continue to be stockholders and will continue to hold their current management positions, and the transaction will be tax-free to both the filing persons and management.

Factors Considered to Determine Fairness, page 7

4. We note your response to comment 14 in our letter dated March 12, 2012; however, we reissue our comment. Please revise to address the higher market prices ranging from $1.20 to $1.65 during the past two years.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions